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Exhibit 12

Capmark Financial Group Inc.
Ratio of Earnings to Fixed Charges

	Three Months Ended March 31, 2008		Year Ended December 31,
			2007	2006	2005	2004	2003
			(In millions of U.S. dollars)
Earnings:
Consolidated net (loss) income	$(212.9)		$280.3	$156.6	$294.8	$230.8	$337.7
Income tax (benefit) provision	(120.0)		166.8	59.2	112.9	84.9	169.4
Minority interest expense (income)	(15.4)		(124.4)	(65.6)	(57.7)	(44.7)	13.8

(Loss) income before minority interest and income tax provision	(348.3)		322.7	150.2	350.0	271.0	520.9

Less Equity in income of joint ventures and partnerships	(10.0)		56.0	67.8	96.3	(9.2)	(35.3)

(Loss) income before minority interest, income tax provision and equity in income of joint ventures and partnerships	(338.3)		266.7	82.4	253.7	280.2	556.2
Distributed income of equity investees	8.4		89.5	133.9	114.4	21.0	41.3
Fixed charges	217.6		922.2	839.4	605.0	369.9	325.9

Earnings available for fixed charges	$(112.3)		$1,278.4	$1,055.7	$973.1	$671.1	$923.4

Fixed charges:
Interest expense	$215.9		$914.5	$831.7	$596.6	360.7	317.3
Interest portion of rental expense	1.7		7.7	7.7	8.4	9.2	8.6

Total fixed charges	$217.6		$922.2	$839.4	$605.0	$369.9	$325.9

Ratio of earnings to fixed charges(1)	(0.52	)x	1.39x	1.26x	1.61x	1.81x	2.83x

(1)
The dollar amount of the deficiency for the three months ended March 31, 2008 was $329.9 million.

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Capmark Financial Group Inc. Ratio of Earnings to Fixed Charges